The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

June 4, 2024

Timothy Worthington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:   Capital Group New Geography Equity ETF (“New Geography Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276931, 811-23936

Capital Group International Core Equity ETF (“International Core Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276930, 811-23935

Capital Group Global Equity ETF (“Global Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276927, 811-23934

Capital Group Conservative Equity ETF (“Conservative Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276928, 811-23933

Dear Mr. Worthington:

In response to a comment from Brian Szilagyi on May 29, 2024, in respect of the seed financial statements of each of the above referenced registrants, please see our response set forth below.

All Funds

Financial Statements

1.	For the financial statements of each Registrant that will be included in Form N-CSR, please confirm that the Notes will indicate whether offering costs will be covered by the Fund or the investment adviser, and if the Fund, the accounting treatment of such costs.

Response: We confirm that the notes to the financials in future Form N-CSR filings will address the above items.

Sincerely,

/s/ Katherine Z. Solomon

Katherine Z. Solomon

Counsel
(213) 615-0956
casey.solomon@capgroup.com

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel
(213) 615-0047
josh.diggs@capgroup.com

/s/ Timothy J. Moon

Timothy J. Moon

Counsel
(213) 615-0050
tim.moon@capgroup.com